UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2020

GK Investment Property Holdings II, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3013125
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of GK Investment Property Holdings II, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated March 12, 2021, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1788427/000165495420000887/gkih_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Business

Unless the context otherwise requires or indicates, references in this annual report to “us,” “we,” “our” or “our Company” refer to GK Investment Property Holdings II, LLC, a Delaware limited liability company.

General

GK Investment Property Holdings II, LLC is a Delaware limited liability company formed on July 11, 2019 in order to invest in and operate commercial rental properties, lease such properties to multiple tenants, and make such other real estate related investments as are consistent with its investment objectives and that GK Development, Inc. dba GK Real Estate (referred to herein as “GK Real Estate”), our manager, deems appropriate. As of the date of this Annual Report, our company owns one property through our interest in RF Grocery, LLC as described below.

Since 1995, GK Real Estate and its management team has had experience successfully acquiring, redeveloping, and managing a diversified portfolio of office, retail, and multifamily real estate properties. GK Real Estate controls a portfolio of real estate assets currently valued at over $500 million which represents 5.4 million square feet of office, multifamily and commercial space throughout the U.S.

We do not have any employees. GK Real Estate’s management team is comprised of operation managers who are responsible for the day-to-day operation of GK Real Estate and our company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on September 17, 2019, which offering statement was qualified by the SEC on January 28, 2020 and requalified by the SEC on March 12, 2021. Pursuant to the Offering Statement, we are offering a maximum of $50,000,000 of the Company’s 7% bonds, or the “Bonds.” The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds will be approximately $44,250,000 if we sell the maximum offering amount without any volume-weighted discounts. Proceeds from the sale of the Bonds will be used to acquire commercial rental properties in our target asset class. As of December 31, 2019, we had not sold any bonds because our offering statement was not qualified by the SEC until January 28, 2020. During 2020, we sold $5,305,000 in Bonds, all of which remained outstanding as of December 31, 2020. We intend to continue to sell the Bonds through January 27, 2023, or the date or the date upon which all $50,000,000 in offering proceeds have been received.

On January 28, 2020, GK Investment Property Holdings II, LLC, commenced active operations. Offering proceeds will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this Annual Report. We will experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our properties or the payment of debt service.

The number of properties and other assets that we will acquire will depend upon the number of Bonds sold and the resulting amount of the net proceeds available for investment in properties and other assets. Until required for the acquisition or operation of assets or used for distributions, we will keep the net proceeds of this offering in short-term, low risk, highly liquid, interest-bearing investments.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our Indenture.

On May 12, 2020, our Company formed RF Grocery, LLC, or RF Grocery, an Illinois limited liability company, for the purpose of acquiring a rental property leased to a single tenant, Fresh Thyme Farmers Market, located at 7501 North Avenue, in River Forest Illinois, or Fresh Thyme Farmers Market. On May 27, 2010 our Company, through RF Grocery, entered into an assignment of Purchase and Sale Agreement, as amended, to acquire Fresh Thyme Farmers Market. The contract purchase price for Fresh Thyme Farmers Market was $8,050,000, and total acquisition cost was $8,214,213 including financing fees paid to the lender and other closing costs. Of the total acquisition cost, $5,190,000 was funded by a first mortgage loan secured by Fresh Thyme Farmers Market. Our company funded $1,824,213 of the total purchase price with proceeds raised from the offering of Bonds through a capital contribution to RF Grocery. The remaining $1,200,000 of the total purchase price was funded through an investment by Garo Kholamian through the Garo Kholamian Revocable Trust, or the Preferred Member, which received preferred equity in RF Grocery in exchange for the investment. On December 17, 2020, RF Grocery redeemed and retired 100% of the Preferred Member’s equity for $1,308,000, constituting a total return of approximately 9% for the Preferred Member, comprised of a 6% minimum preferred return and a 3% capital premium in addition to the return of the Preferred Member’s contributed capital. RF Grocery’s operating agreement was amended following the redemption, and the company became the sole member of RF Grocery.

As of December 31, 2020, Fresh Thyme Farmers Market was 100% leased.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

We operate on a calendar year. Set forth below is a discussion of our operating results for 2020, from January 1, 2020 to December 31, 2020.

As of December 31, 2020, we had the following asset: a commercial rental property located in River Forest, Illinois, known as Fresh Thyme Farmers Market, which consists of a single-story retail grocery building aggregating approximately 28,220 square feet of rentable commercial space.

For the year ended December 31, 2020, our total revenues from operations amounted to $290,118. Operating costs for the same period, including depreciation and amortization of $110,011 but excluding interest expense of $336,519, amounted to $257,580. This resulted in operating income of $32,538. Net loss for the year amounted to $303,981 after taking into account interest expense of 336,519.

For the period from Inception (July 11, 2019) through December 31, 2019 we had no income or loss. Having not commenced active operations, we also had not acquired any properties or other assets during this period.

Liquidity and Capital Resources

As of December 31, 2020, we had cash on hand of $826,142 and restricted cash (funded reserves) of $304,397. The funded reserves are comprised of bond service reserves held at UMB Bank, trustee of the Bonds, as a required under the terms of the indenture governing the Bonds.

In our offering of the Bonds, we are selling to the public up to $50,000,000 in the aggregate of our Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans, and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our bond service obligations. Generally, we will fund our acquisitions from the net proceeds of our offering of the Bonds. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65% of the cost of our investments.

On July 17, 2020, RF Grocery partially financed the acquisition of the Fresh Thyme Farmers Market through a note to Barrington Bank & Trust Co., N.A., in the amount of $5,190,000 with the maturity date of July 10, 2025.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of the debt service reserve. Moreover, our manager may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of December 31, 2020, we had sold $5,305,000 of Bonds in the offering. We have used the net proceeds from the offering to pay down existing indebtedness, redeem the Preferred Member in connection with our acquisition of Fresh Thyme Farmers Market and pursue acquisitions of commercial real estate assets in our target asset class.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of GK Real Estate. Our company is managed by GK Real Estate, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since

Garo Kholamian	62	President and Sole Director	1995
Sherry Mast	54	Principal – Asset Management	1997
Gregory C. Kveton	64	Principal – Development	2002
Susan Dewar	63	Senior Vice President – Acquisitions	2004
Melissa Pielet	56	Principal – Finance	2013

Executive Officers

Set forth below is biographical information for GK Real Estate’s executive officers.

Garo Kholamian, age 62, is the President, sole Director, and sole shareholder of GK Real Estate. Since the formation of the GK Real Estate in 1995, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office, and commercial rental. Prior to forming GK Real Estate, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart’s community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his Master’s Degree in Business Management from Loyola University of Chicago in 1985 and his Bachelor’s Degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 54, is the Principal – Asset Management at GK Real Estate. Ms. Mast joined GK Real Estate in 1997 and, prior to taking over asset management, established leasing, property management and financial procedures and systems for GK Real Estate. Ms. Mast is responsible for asset managing the company’s entire portfolio and also manages the day-to-day leasing activity, including outside broker relationships. Prior to joining GK Real Estate, Ms. Mast was Marketing Manager for Karp’s, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick’s Finer Foods, and American Superstores. Prior to joining Karp’s, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt’s industry-leading service standards. Ms. Mast received her Bachelor’s Degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Gregory C. Kveton, age 64, is the Principal - Development at GK Real Estate. He joined GK Real Estate in 2002 to spearhead GK Real Estate’s ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Real Estate has specialized in projects that deliver steady, increasing value for GK Real Estate’s investors, tenants, and community. Previously, Mr. Kveton was Senior Vice President - Operations with fiscal and operation responsibility for GK Real Estate’s portfolio. Before he joined GK Real Estate, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Mr. Kveton was National Director of the Community Centers group, where he oversaw asset and property management for the company’s power and community centers portfolio. Mr. Kveton graduated from Iowa State University with a Bachelor of Science Degree in Business Administration. He holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers (ICSC).

Susan Dewar, age 63, is the Senior Vice President – Acquisitions at GK Real Estate. Susan joined GK Real Estate in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Real Estate. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Real Estate’s properties and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than 30 acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Melissa Pielet, age 56, is the Principal - Finance at GK Real Estate. Melissa arranges financing for all of GK Real Estate’s acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Real Estate’s portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Real Estate team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels, and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial’s 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third-party borrowers, including all of GK Real Estate’s acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

Director and Executive Compensation

Our Company does not have executives. It is operated by a sole manager, GK Real Estate. Garo Kholamian is the sole shareholder and director of GK Real Estate. We will not reimburse our manager for any portion of the salaries and benefits to be paid to its executive officers named in “Directors and Officers.”

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of December 31, 2020, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Security Ownership of Certain Beneficial Owners (5% or more)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Class A	Garo Kholamian(1)(2)	100% Membership Interest	100%
Security Ownership of Management
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Class A	Management(2)	100% Membership Interest	100%

_________________

(1)	Held by Garo Kholamian individually.

(2)	Address is: 257 East Main Street, Suite 200, Barrington, IL 60010.

Item 5. Interest of Management and Others in Certain Transactions

GK Real Estate, our company’s manager, or its affiliates will be responsible for all aspects of the management of our company’s assets. Through this management, GK Real Estate or its affiliates will be entitled to the fees enumerated below:

Acquisition Fees. GK Real Estate will be entitled to 2% of the purchase price of each property purchased from non-affiliated, third party sellers for identifying, reviewing, evaluating, investing in, and the purchase of real property acquisitions. These acquisition fees are payable by our company regardless of whether the property ever generates positive cash flow.

Property Management Services Fee. Each property owned by our company will be managed by a property manager, which may be GK Real Estate or an affiliate of GK Real Estate. For its services, the property manager will be paid property management fees, leasing compensation and other compensation, provided that property management fees for any property may not exceed 5% of annual gross revenues from that property. The property management fees will be paid in arrears on a monthly basis. The property management fees are payable by our company regardless of whether the property ever generates positive cash flow.

Disposition Fees. GK Real Estate will receive 2% of the gross sale price from the disposition of each property by our company. These disposition fees are payable by our company regardless of whether the investment is sold at a gain or a loss.

Asset Management Fees. Each property owned by our company in our future portfolio will be managed by GK Real Estate. For its services, GK Real Estate will be entitled to an asset management fee equal to 1% of the appraisal value of real properties acquired by the company or its subsidiaries or pro rata portion of such value if a company subsidiary is not wholly-owned. No asset management fees will be earned on undeployed cash. The asset management fees will be paid in arrears on a monthly basis. The asset management fees are payable by our company regardless of whether the asset ever generates positive cash flow.

Financing Fees. GK Real Estate will be entitled to 2% of the principal amount of any financing in conjunction with the purchase or refinance of an asset. These financing fees are payable by our company regardless of whether the asset generates positive cash flow.

Other Fees. GK Real Estate may be entitled to certain additional, reasonable fees in association with other activities imperative to the operations of our company. Such activities include, but are not limited to, property leasing, property development, and loan guarantees. GK Real Estate will endeavor to determine such fees based upon benchmark market rates.

With respect to related parties, amounts incurred in 2020 consisted of the following:

GK Development, Inc.
Acquisition fee (2% of the purchase price) - capitalized	$181,331
Property Management service fees (5% of gross collections	$15,521
Asset Management fees (1% of the appraised value of the rental property)	$38,111
Finance fees (2% of debt issued) - capitalized	$103,800
Promotional Fees from sale of Bonds (2.5% of proceeds) - capitalized	$132,625

Item 6. Other Information

None.

Item 7. Financial Statements

GK Investment Property Holdings II, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

December 31, 2020, and

the Period from Inception (July 11, 2019) to December 31, 2019

GK Investment Property Holdings II, LLC
Table of Contents
December 31, 2020, and
the Period from Inception (July 11, 2019) to December 31, 2019

Report of Independent Registered Public Accounting Firm	9
Consolidated Financial Statements
Consolidated Balance Sheets	10
Consolidated Statements of Operations	11
Consolidated Statements of Members' Deficit	12
Consolidated Statements of Cash Flows	13– 14
Notes to Consolidated Financial Statements	15– 31

GK Investment Property Holdings II, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
GK Investment Property Holdings II, LLC
Barrington, Illinois

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of GK Investment Property Holdings II, LLC and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, members’ deficit, and cash flows for the year ended December 31, 2020 and the period from inception (July 11, 2019) to December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from inception (July 11, 2019) to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

/s/ Cherry Bekaert LLP

Richmond, Virginia
April 30, 2021

GK Investment Property Holdings II, LLC

GK Investment Property Holdings II, LLC
Consolidated Balance Sheets
December 31, 2020 and 2019

	2020	2019
ASSETS
Rental properties	$6,565,102	$-
Less: Accumulated depreciation	67,356	-
	6,497,746	-

Cash	826,142	-
Other current assets	64,176	-
Deferred rent receivable	24,267	-
Deferred leasing costs - Net	445,175	-
Lease intangibles - Net	1,201,022	-
Restricted cash - funded reserves	304,397	-

Total assets	$9,362,925	$-

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Notes payable - Net	$5,061,181	$-
Bonds payable - Net	4,567,791	-
Accrued interest	47,270	-
Other accrued liabilities	3,643	-
Other liabilities	95,021	-

Total liabilities	9,774,906	-

MEMBERS' DEFICIT
Members' Deficit	(411,981)	-

Total liabilities and members' deficit	$9,362,925	$-

See Notes to Consolidated Financial Statements

GK Investment Property Holdings II, LLC

GK Investment Property Holdings II, LLC
Consolidated Statements of Operations
Year Ended December 31, 2020, and
the Period from Inception (July 11, 2019) through December 31, 2019

	2020	2019

Revenues	$290,118	$-

Operating Expenses
Operating expenses	26,175	-
Management fees	53,632	-
Professional fees	67,762	-
Depreciation and amortization	110,011	-
	257,580	-

Operating Income	32,538	-

Other Expense
Interest expense	336,519	-
	336,519	-

Consolidated Net Loss	$(303,981)	$-

See Notes to Consolidated Financial Statements

GK Investment Property Holdings II, LLC

GK Investment Property Holdings II, LLC
Consolidated Statements of Members' Deficit
Year Ended December 31, 2020, and
the Period from Inception (July 11, 2019) through December 31, 2019

	2020	2019

Balance - Beginning of Year or Period	$-	$-

Capital contribution - Preferred Member	1,200,000	-

Capital distribution - Preferred Member	(1,308,000)	-

Consolidated Net Loss	(303,981)	-

Balance - End of Year or Period	$(411,981)	$-

See Notes to Consolidated Financial Statements

GK Investment Property Holdings II, LLC

GK Investment Property Holdings II, LLC
Consolidated Statements of Cash Flows
Year Ended December 31, 2020, and
the Period from Inception (July 11, 2019) through December 31, 2019

	2020	2019
Cash Flows from Operating Activities

Consolidated Net Loss	$(303,981)	$-
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Depreciation and amortization	110,011	-
Amortization of above-market leases	17,867	-
Deferred rent receivable (straight-line rent adjustment)	(24,267)	-
Amortization of debt issuance costs	11,711	-
Amortization of bond issuance costs and bond discount	67,926	-
Changes in:
Other current assets	(64,176)	-
Accrued interest	47,270	-
Other accrued liabilities	3,643	-
Other liabilities	95,021	-

Net cash flows from operating activities	(38,975)	-

Cash Flows from Investing Activities
Acquisition of rental property	(8,271,821)	-

Net cash flows from investing activities	(8,271,821)	-

See Notes to Consolidated Financial Statements

GK Investment Property Holdings II, LLC

GK Investment Property Holdings II, LLC
Consolidated Statements of Cash Flows
Year Ended December 31, 2020, and
the Period from Inception (July 11, 2019) through December 31, 2019

	(Continued)	(Continued)
	2020	2019

Cash Flows from Financing Activities
Proceeds from notes payable	$5,190,000	$-
Payment of debt issuance costs	(140,530)	-
Capital contribution - Preferred Member	1,200,000	-
Capital distribution - Preferred Member	(1,308,000)	-
Proceeds from bonds payable, net of discount	5,068,770	-
Payment of bond issuance costs	(568,905)	-

Net cash flows from financing activities	9,441,335	-

Net Increase in Cash and restricted cash	1,130,539	-

Cash and restricted cash - Beginning of year	-	-

Cash and restricted cash - End of year	$1,130,539	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$209,612	$-

Classification of Cash and Restricted Cash
Cash	$826,142	$-
Restricted cash - funded reserves	304,397	-
Total Cash and restricted cash	$1,130,539	$-

GK Investment Property Holdings II, LLC

Note 1 – Organization and Summary of Significant Accounting Policies

Description of Business – GK Investment Property Holdings II, LLC, (“GKIPH II” and/or the “Company”), was formed on July 11, 2019 with the intent to acquire existing income producing commercial properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, GKIPH II is permitted to transact in any lawful business in addition to that stated above. GKIPH II anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of bonds (the Bonds). The Bonds are unsecured indebtedness of GKIPH II.

The Company has one class of units, Class A units, which are owed 100% by an individual related to the Manager. The member of the Company has limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate under common control of the member of GKIPH II.

On May 12, 2020, the Company formed RF Grocery, LLC, (the “Property”) an Illinois limited liability company, for the purpose of acquiring a real property located in 7501 North Avenue, River Forest, Illinois.

The Company currently owns 100% of the membership interests in RF Grocery, LLC. When the Company formed RF Grocery, LLC in May 2020, the Company initially owned 100% of the "Ordinary" Member Class interests, and an affiliate of the Manager owned 100% of the “Preferred” Member Class interests as the "Preferred Member," pursuant to the terms of the RF Grocery, LLC operating agreement in effect at that time. The Preferred Member was entitled to a return equal to 12% per annum prior to any distributions to the Company and to a preferred return of the Preferred Member's original capital contribution. On December 10, 2020, RF Grocery, LLC redeemed the Preferred Member's interest in full and paid the Preferred Member its cumulative preferred return in the amount of $108,000. The RF Grocery, LLC operating agreement was amended, and the Company is now the sole owner of 100% of the membership interests in RF Grocery, LLC.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the member of GKIPH II as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the sole member of GKIPH II.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

GK Investment Property Holdings II, LLC

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term receivables, and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. As of December 31, 2020, the Company had cash balances that exceeded the FDIC limits by $596,749. As of December 31, 2019, the Company had no cash accounts that exceeded the FDIC limits.

Restricted Cash – Funded Reserves - Funded reserves consist of bond service reserves to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date of each bond series.

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, amortization of above-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominately at the discretion of the tenant, provided certain conditions are satisfied.

●
Base rental revenue from rental property is recognized on a straight-line basis over the terms of the related leases. The difference between cash received and straight-line revenue is recorded as deferred rent receivable on the accompanying consolidated balance sheets.
●
We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
●
Rental income may also include payments received in connection with lease termination agreements.  Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
●
Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

GK Investment Property Holdings II, LLC

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the lease, which also provides for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreement is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of the lease, tenant will directly pay the real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement).

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At December 31, 2020, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying consolidated statements of operations. There was no bad debt expense recorded for the year ended December 31, 2020 and the period ended December 31, 2019.

Rental Properties - Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

GK Investment Property Holdings II, LLC

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Lease Intangible Assets – Upon the acquisition of the Rental Property, the Company recorded an above market lease based on the present value (using an interest rate which reflected the risks associated with the lease acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place lease and (b) the Company estimates of fair market lease rates for the corresponding in-place lease measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair value of the lease, relied in part, upon an independent third-party valuation report. These assets are being amortized on a straight-line basis over the remaining life of the tenant lease and the amortization is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Rental Property, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Rental Property to its occupancy level at the date the Rental Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Rental Property to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the tenant lease and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Rental Property to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

GK Investment Property Holdings II, LLC

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. There is no impairment of Assets as of December 31, 2020.

Debt Issuance Costs – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental property. These costs are amortized on a straight-line basis over the terms of the respective lease. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes – The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIPH II for federal income tax reporting purposes. GKIPH II is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The member of GKIPH II is taxed individually on their pro-rata ownership share of the Company’s earnings.

GK Investment Property Holdings II, LLC

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2020 and 2019, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Accounting Pronouncements
For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606)”, which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods and services”. While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company adopted Topic 606 effective on July 11, 2019 and has completed its assessment of the ASU and concluded that the guidance did not have a material impact on the Company’s method of revenue recognition or on the consolidated financial statements.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this update govern a number of areas including, but not limited to, accounting for leases, replacing the existing guidance in ASC No. 840, Leases. Under this standard, among other changes in practice, a lessee’s rights and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheets. The Company is not currently “a lessee” under any lease agreements. Other significant provisions of this standard include (i) defining the “lease term” to include the non-cancellable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheets to contemplate only those variable lease payments that depend on an index or that are in substance “fixed”, (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset’s economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components. The lease standard was effective for public companies for the fiscal years beginning after December 15, 2018 (including interim periods within those fiscal years) and for private companies, fiscal years beginning after December 15, 2019, with early adoption permitted. The FASB subsequently deferred the effective date of ASU 2016-02 for private companies by one year, to fiscal years beginning after December 15, 2020, to provide those companies with additional time to address various implementation challenges and complexities.

GK Investment Property Holdings II, LLC

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

In June 2020, the FASB further deferred the effective date due to the effects on private companies from business and capital market disruptions caused by the novel coronavirus (COVID-19”) pandemic. ASU 2016-02 is now effective for private companies for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company plans to adopt the standard effective on January 1, 2022. The accounting for leases under which the Company is the lessor remains largely unchanged and the Company is not currently “a lessee” under any lease agreements. Management does not believe the adoption will have a material impact on the Company’s consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”, which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash requirements, and amounts generally described as restricted cash and restricted cash equivalents. The standard states that transfers between cash, cash equivalents and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 was effective for the Company beginning July 11, 2019. The adoption of this ASU did not impact the presentation of the statement of cash flows but will require additional footnote disclosure to reconcile the balance sheet to the statement of cash flow presentation.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

Subsequent Events - The consolidated financial statements and related disclosures include evaluation of events up through and including April 28, 2021, which is the date the consolidated financial statements were available to be issued.

GK Investment Property Holdings II, LLC

Note 2 - Rental Properties

The Company’s rental property and depreciable lives are summarized as follows:

	Depreciable Life - Years	2020	2019

Land	-	$2,892,246	$-
Land Improvements	10	173,893	-
Building and improvements	35 - 40	2,915,184	-
Tenant Improvements	(a)	583,779	-
Total cost		6,565,102	-

Accumulated depreciation		67,356	-

Net rental properties		$6,497,746	$-

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $67,356 and $0 for the year ended December 31, 2020 and the period from Inception (July 11, 2019) to December 31, 2019, respectively.

Note 3 – Deferred Leasing Costs

Deferred leasing costs are summarized as follows:

	Basis of Amortization	2020	2019

Lease commissions	Lease terms	$461,542	$-

Accumulated amortization		16,367	-

Deferred leasing costs - net		$445,175	$-

Total amortization expense charged to operations amounted to $16,367 and $0 for the year ended December 31, 2020 and the period from Inception (July 11, 2019) to December 31, 2019, respectively.

GK Investment Property Holdings II, LLC

Note 3 – Deferred Leasing Costs (continued)

Future years amortization for Deferred Leasing Costs is as follows:

2021	38,731
2022	38,731
2023	38,731
2024	38,731
2025	38,731
Thereafter	251,520
Total	$445,175

Note 4 - Lease Intangibles

Lease intangible assets are summarized as follows:

	2020	2019

Above-market leases	$503,842	$-
In-place leases	741,335	-
	1,245,177	-

Accumulated amortization
Above-market leases	17,867	-
In-place leases	26,288	-
	44,155	-

Lease intangible assets - net	$1,201,022	$-

Total amortization expense attributable to Above-market leases, which is recorded as a reduction in Revenues, amounted to $17,867 and $0 for the year ended December 31, 2020 and the period from Inception (July 11, 2019) to December 31, 2019, respectively.

GK Investment Property Holdings II, LLC

Note 4 – Lease Intangibles (continued)

Total amortization expense, attributable to In-place leases amounted to $26,288 and $0 for the year ended December 31, 2020 and the period from Inception (July 11, 2019) to December 31, 2019, respectively.

Such amounts are included in depreciation and amortization on the accompanying consolidated statements of operations.

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2021	$62,210	$42,280	$104,490
2022	62,210	42,280	104,490
2023	62,210	42,280	104,490
2024	62,210	42,280	104,490
2025	62,210	42,280	104,490
Thereafter	403,997	274,575	678,572
Total	$715,047	$485,975	$1,201,022

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

GK Investment Property Holdings II, LLC:

Bond service reserves: These bond service reserves (at the bond series level) are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds per series be placed into a reserve account held by the bond trustee. The bond service reserves may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the first anniversary of each bond series closing date (February 26, 2020 and August 17, 2020, for Series A and B, respectively), will be released to the Company.

Restricted cash - funded reserves consisted of:

	2020	2019

Bond service reserve - Series A	$126,616	$-
Bond service reserve - Series B	$177,781	$-

	$304,397	$-

On March 22, 2021, the Company was no longer required to maintain the Series A bond service reserve. The bond trustee closed the Series A reserve and remitted $126,616 to the Company.

GK Investment Property Holdings II, LLC

Note 6 - Notes Payable

Notes payable consisted of:

RF Grocery, LLC (“RF Grocery”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by RF Grocery, RF Grocery entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $5,190,000. Interest on the note is the 30-day LIBOR rate plus a margin of 2.2%, but there is also an additional clause the states that the LIBOR rate used on the loan cannot go below 1%, so 1% is being used instead of the LIBOR rate for an effective interest rate of 3.20% per annum on December 31, 2020. The loan is interest only for the first year of the loan and commencing August 10, 2021 a fixed monthly principal payment of $9,626 is required, plus interest, through maturity of the loan on July 10, 2025.

The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the year ending December 31, 2020.

Notes payable are summarized as follows:

	2020	2019

Barrington Bank & Trust Co. N.A.	$5,190,000	$-

Total Notes payable	$5,190,000	$-

	Basis of Amortization	2020	2019

	Straight-line
	over
Debt issuance costs	loan terms	$140,530	$-

Less: Accumulated amortization		11,711	-

Debt issuance costs - net		$128,819	$-

Notes payable - Net		$5,061,181	$-

GK Investment Property Holdings II, LLC

Note 6 – Notes Payable (continued)

Total amortization expense of debt issuance costs charged to operations amounted to $11,711 and $0 for the year ended December 31, 2020 and the period from Inception (July 11, 2019) to December 31, 2019, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. The Company incurred and paid debt issuance costs of $140,530 and $0 for the year ended December 31, 2020 and the period from Inception (July 11, 2019) to December 31, 2019, respectively.

Interest expense was $77,043 and $0 for the year ended December 31, 2020 and the period from Inception (July 11, 2019) to December 31, 2019, respectively, of which $9,688 and $0 was incurred but not paid for the year ended December 31, 2020 and 2019, respectively.

Future minimum principal payments are as follows:

Years Ending December 31,	Total

2021	$48,130
2022	115,512
2023	115,512
2024	115,512
2025	4,795,334
Thereafter	-
Total	$5,190,000

Note 7 – Bonds Payable

On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% unsecured bonds at a purchase price of $1,000 per bond, with a minimum purchase amount of $5,000 (the “Bonds”). The Bonds will mature on various dates ranging from February 28, 2025 to August 31, 2026. The Bonds are offered in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates ranging from February 28, 2025 to August 31, 2026. As of December 31, 2020, the Company had sold $5,305,000 of Bonds.

GK Investment Property Holdings II, LLC

Note 7 – Bonds Payable (continued)

The Bonds may be redeemed at the Company’s option, in whole or in part at any time after their issuance. If the option of early redemption is exercised, the redemption price shall equal: (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid. In addition, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any deferred interest payment on the Bonds to be redeemed, or the Company redemption price. The Company shall give notice of redemption not less than 30 days nor more than 60 days prior to any redemption date. Our obligation to redeem Bonds with respect to Notices of Redemption received in any given redemption period is limited to an aggregate principal amount of the Bonds equal to 3.75% of the aggregate principal of the Bonds under the Indenture as of the close of business on the last business day of the preceding redemption period See Note 9 for specific amounts payable to the Manager, a related party, as sponsor of the Bonds.

The Company offers a volume-weighted discount on the Bond’s price to the public for certain purchases of the Bonds. The company may terminate application of discount at any time in its sole discretion by filing a supplement to its Offering Circular with the SEC at least thirty (30) calendar days prior to the termination date of discount announcing such termination date. The discount ranges from three to five percent depending on the volume of the Bonds. The Bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

In the event of death or disability of a bondholder, all, or a portion (consisting of at least 50%), of the Bonds beneficially held by a bondholder may be submitted to the Company for repurchase at any time in accordance with the procedures outlined by the Company, which may be subject to conditions and limitations. If the repurchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per Bond. The repurchase amount for the Bonds for all other persons will equal $1,000 per Bond being repurchased. Our obligation to repurchase Bonds and the cash available for the death and disability Redemption are subject to certain conditions and limitations.

The Indenture Trust Agreement places certain financial covenants on the Company. Beside the Bond service reserves for series A & B being met (Note 5 – Restricted Cash – Funded Reserves), the Company must also maintain and Equity-Bond Ratio whereas the property equity values and cash balances in total must be at or greater than 70% of the outstanding Bonds payable. The Company must also maintain cash balances in an amount not less than 120% of the forward looking 3-month Bond payment amounts. The Company was in compliance with the Bond covenants for the year ending December 31, 2020.

GK Investment Property Holdings II, LLC

Note 7 – Bonds Payable (continued)

Bonds payable are summarized as follows:

	2020	2019

Bonds Payable	$5,305,000	$-

	Basis of Amortization

	Straight-line
Bond issuance costs	over	$568,905	$-
Bond discount	bond terms	236,230	-
Subtotal		805,135	-

Less: Accumulated amortization		67,926	-

Deferred bond issuance costs - net		737,209	-

Bonds payable - net		$4,567,791	$-

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $67,926 and $0 for the year ended December 31, 2020 and the period from Inception (July 11, 2019) to December 31, 2019, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Bond interest expense was $179,839 and $0 for the year ended December 31, 2020 and the period from Inception (July 11, 2019) to December 31, 2019, respectively, of which $37,582 and $0 was incurred but not paid for the year ended December 31, 2020 and 2019, respectively.

Note 8 - Operating Leases

The rental property has entered into a lease with a tenant which is classified as an operating lease.

Lease income under the operating lease includes fixed minimum consideration which is accrued on a straight-line basis over the terms of the lease.

GK Investment Property Holdings II, LLC

Note 8 - Operating Leases (continued)

Approximate minimum base rentals to be received under the operating lease are as follows:

Years Ending December 31,	Total

2020	$620,000
2021	642,000
2022	663,000
2023	663,000
2024	663,000
Thereafter	4,524,000
Total	$7,775,000

The RF Grocery lease contains provisions for the tenants to pay the Property's real estate taxes and defined operating expenses directly.

RF Grocery, LLC

As of December 31, 2020, one tenant currently occupies 100% of the portion of the retail center owned by RF Grocery, representing 100% of the future minimum base rental revenue of the Company under a lease expiring in 2032.

Note 9 - Related Party Transactions

The Property is managed by the Manager, an affiliate of one of the members of GKIPH II, under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. In addition to these management services, the Manager also provides services relating to asset management, the acquisition and disposition of real estate property and tenant leasing.

GK Investment Property Holdings II, LLC

Note 9 – Related Party Transactions (continued)

The Manager is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 2.5% of the $50,000,000 gross bond proceeds received up to $1,250,000. As of December 31, 2020, the Manager had received $132,625 in promotional fees, which are included in bond issuance costs on the consolidated balance sheets.

With respect to related parties, amounts incurred consisted of the following:

	2020	2019

Management fees (5% of gross collections)	$15,521	$-
Asset Management fees (1% of the appraised value
of rental property)	38,111	-
Acquisition fees (2% of the purchase price) - capitalized	161,000	-
Debt issuance costs (2% of debt issued) - capitalized	103,800	-
Deferred leasing costs - capitalized legal	8,275	-
Promotional Fees from sale of bonds (2.5% of proceeds) - capitalized	132,625	-
Reimbursed expenses	26,285	-
Total	$485,617	$-

As of December 31, 2020 and 2019, $44,222 and $0, respectively, was owed to the Manager, and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to the Manager.

GK Investment Property Holdings II, LLC

Note 10 – Asset Acquisition of Rental Property

On May 27, 2020, the Company, through RF Grocery, entered into an assignment of Purchase and Sale Agreement (“Assignment”), as amended, to acquire a one-story, retail grocery building located in River Forest, Illinois. The acquisition closed on July 17, 2020 for a total purchase price of $8,271,821 (net of prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a retail building. The results from the acquisition have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets acquired at the date of acquisition:

Land and land improvements	$3,066,139
Rental property and improvements	3,498,963
Leasing commissions	461,542
Above-market leases	503,842
In-place leases	741,335
Net cash consideration	$8,271,821

The following table summarizes the consideration transferred for the acquisition:

Cash	$3,197,317
Note payable obtained - net of debt issuance costs	5,049,470
Closing prorations	25,034
Fair value of consideration paid	$8,271,821

Acquisition costs attributable to the acquisition of RF Grocery, which include acquisition fees and other closing fees totaled $221,821 for the year ended December 31, 2020. Such costs have been capitalized and included in rental property on the accompanying consolidated balance sheets.

The fair value of total identifiable net assets acquired was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications. The purchase price was allocated to the assets acquired based on their relative fair market value.

GK Investment Property Holdings II, LLC

Item 8. Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(b)	Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(c)	Amended and Restated Limited Liability Company Agreement of RF Grocery, LLC, dated as of July 23, 2020, incorporated by reference to Exhibit 2.1 of the Company’s Form 1-U filed on July 23, 2020.

(2)(d)	Amendment No. 1 to Operating Agreement of RF Grocery, LLC, dated as of December 17, 2020, incorporated by reference to Exhibit 2(d) of the Company’s Form 1-A filed on January 28, 2021.

(3)(a)
Indenture between our company and the trustee, incorporated by reference to Exhibit 3(a) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(b)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(d)
First Supplemental Indenture between GK Investment Property Holdings II, LLC and UMB Bank, N.A., as trustee, dated as of August 13, 2020, incorporated by reference to Exhibit 3.1 of the Company’s Form 1-U filed on August 17, 2020.

(4)	Form of Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(6)(a)
Purchase and Sale Agreement by and between 7501 W. North Avenue, LLC and RF Grocery LLC, dated as of May 27, 2020, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on June 2, 2020.

(6)(b)	Lease by and between Lakes Venture, LLC and 7501 W. North Avenue, LLC, dated as of November 14, 2014, incorporated by reference to Exhibit 6(b) of the Company’s Form 1-A filed on February 23, 2021.

(6)(c)
Commencement Date Agreement by and between Lakes Venture, LLC and 7501 W. North Avenue LLC, dated as of June 6, 2017, incorporated by reference to Exhibit 6(c) of the Company’s Form 1-A filed on February 23, 2021.

(6)(d)
Assignment and Assumption of Leases by and between 7501 W. North Avenue, LLC and RF Grocery, LLC, dated as of July 17, 2020, incorporated by reference to Exhibit 6(d) of the Company’s Form 1-A filed on February 23, 2021.

(8)
Form of Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit (8) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on November 12, 2019.

GK Investment Property Holdings II, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC, a Delaware limited liability company

	By:	GK Development, Inc. dba GK Real Estate
an Illinois corporation, Manager

Date: April 30, 2021	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Title:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 30, 2021	By:	/s/ Garo Kholamian
Garo Kholamian
President of our manager (Principal Executive Officer)

Date: April 30, 2021	By:	/s/ Gregory Kveton
Gregory Kveton
Principal – Development of our manager (Principal Financial Officer and Principal Accounting Officer)